April 27, 2015

John Cash, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cabot Corporation
File No. 1-5667

Dear Mr. Cash:

This letter is being submitted in response to the Staff’s comment letter of April 15, 2015 in respect of Cabot Corporation’s Form 10-K for the fiscal year ended September 30, 2014. For ease of reference, we have restated the Staff’s comments before our responses below.

Item 1. Business, page 3

Operations, page 9

1.	Please tell us if you have considered additional mining property disclosure pursuant to the Instructions to Item 102 of Regulation S-K. We generally consider additional Industry Guide 7 mining property disclosure to be necessary if the total asset value of the aggregate of all mining properties exceeds 10% of total assets. We consider mining properties to include properties used from the point of mineral extraction to the first point of sales. In your response, please tell us how you measure the materiality or significance of your mining properties. Based on your response, we may have additional comments.

Cabot Response:

As disclosed in our Form 10-K for the fiscal year ended September 30, 2014, we own a pollucite mine in Manitoba and a lignite mine in Texas, which is operated by Caddo Creek Resources Company, LLC. Operations at the mine in Texas began subsequent to September 30, 2014. Our mining operations at these mines are limited to obtaining raw materials to produce certain of our products; pollucite is the principal raw material used in our Specialty Fluids business, and lignite is the principal raw material we use to manufacture activated carbon for certain applications sourced from our Marshall, Texas facility. We have considered the property disclosure requirements contained in Item 1.02 of Regulation S-K and its Instructions and believe we have included the information material to an understanding of the Company’s business as a whole, and in particular regarding the availability of raw materials for certain of our products in light of our ownership of these mines. With respect to Instruction 7 of Item 1.02 and our analysis of whether additional property disclosure under Industry Guide 7 may be necessary, the total asset value of the aggregate of all of our mining properties, from the point of mineral extraction to the first point of sale, as of September 30, 2014, was less than 5% of Cabot’s total consolidated assets. Accordingly, we concluded that Cabot is not engaged in significant mining operations and that the property description called for in Industry Guide 7 is not required.

Management’s Discussion and Analysis, page 30

2.

Please revise this section in future filings to include, if material, substantive disclosure on prospective developments and strategies that may affect your company. Your current disclosure on page 36 contains a list of factors that broadly affect your segments, but there is no disclosure addressing management’s views about the trends and uncertainties that you reasonably expect will have a material impact on your operations. We note that in an earnings call on October 29, 2014, management expressed expectations for a number of items including oil prices, global macroeconomic conditions, raw materials, currency fluctuations and end market demand for each of your segments. In the future, to the extent material, please enhance your discussion of any particular trends, events or uncertainties that you expect may have a material impact on your operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Cabot Response:

We acknowledge the Staff’s comment and in future filings, we will include in our Management’s Discussion and Analysis, to the extent material, a discussion of any known trends or uncertainties that we expect may have a material impact on our operations.

As requested, in connection with responding to the Staff’s comments, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss any of our responses with you at your convenience. Please do not hesitate to call Jim Kelly, Cabot’s Controller, at 617-342-6020 and Jane Bell, Cabot’s Corporate Secretary and Chief Counsel – Securities and Governance, at 617-342-6035 with any questions.

Very truly yours,

/s/ Eduardo E. Cordeiro
Eduardo E. Cordeiro
Executive Vice President and Chief Financial Officer

Cc:	Patrick M. Prevost
Brian A. Berube
James P. Kelly
Jane A. Bell
Brian McAllister (Deloitte & Touche LLP)